UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 63458 / December 8, 2010

ADMINISTRATIVE PROCEEDING
File No. 3-14087

In the Matter of
 	
Andain, Inc.,
Aquest Minerals Corp. (n/k/a
   Anderson Energy Ltd.),
Ariel Resources, Ltd.,
Asensia, Inc.,
ATG, Inc.,
Audre Recognition Systems, Inc.
   (a/k/a eXtr@ct, Inc.)
Axis.Com, Inc., and
Aztek Technologies, Inc. (n/k/a
   Aztek Resource Development, Inc.),
 	
   Respondents.
	ORDER MAKING FINDINGS AND REVOKING REGISTRATION OF SECURITIES PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934 AS TO AZTEK TECHNOLOGIES, INC. (n/k/a AZTEK RESOURCE DEVELOPMENT, INC.)

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors to accept the Offer of Settlement submitted by Aztek Technologies, Inc. (n/k/a Aztek Resource Development, Inc.) ("Aztek Resource" or "Respondent") pursuant to Rule 240(a) of the Rules of Practice of the Commission, 17 C.F.R. § 201.240(a), for the purpose of settlement of these proceedings initiated against Respondent on October 7, 2010, pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act").

II.

Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, Respondent consents to the entry of this Order

Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 as to Aztek Technologies, Inc. (n/k/a Aztek Resource Development, Inc.) ("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds that[1]:

     1.   Aztek Resource (CIK No. 1050483) is a British Columbia corporation located in Kelowna, British Columbia, Canada. At all times relevant to this proceeding, the securities of Aztek Resource have been registered under Exchange Act Section 12(g).

     2.   Aztek Resource has failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder because it has not filed any periodic reports with the Commission since the period ended December 31, 2001.

IV.

In view of the foregoing, the Commission deems it necessary and appropriate for the protection of investors to impose the sanctions specified in Respondent's Offer.

Accordingly, it is hereby ORDERED that:

Pursuant to Exchange Act Section 12(j), registration of each class of Respondent's securities registered pursuant to Exchange Act Section 12 be, and hereby is, revoked.

For the Commission, by its Secretary, pursuant to delegated authority.

                                        Elizabeth M. Murphy
                                        Secretary

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[1]The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.

<u>Service List</u>

Rule 141 of the Commission's Rules of Practice provides that the Secretary, or another duly authorized officer of the Commission, shall serve a copy of the Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 as to Aztek Technologies, Inc. (n/k/a Aztek Resource Development, Inc.) ("Order") on the Respondent.

The attached Order has been sent to the following parties and other persons entitled to notice:

The Honorable Brenda P. Murray
Chief Administrative Law Judge
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-2557

Neil J. Welch, Jr., Esq.
Division of Enforcement
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-6010

Aztek Technologies, Inc. (n/k/a Aztek Resource Development, Inc.)
c/o Mr. Brian Peterson, President
200 – 1110 Harvey Ave.
Kelowna, BC V1Y 6E7
Canada